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                                                                    EXHIBIT 99.7

                              SUMMARY PARTICULARS

1 LISTING PARTICULARS

     Listing Particulars dated 26 February 2003 and prepared in accordance with the Listing Rules of the UK Listing Authority under section 74 of the Financial Services and Markets Act 2000 ("FSMA") have been published and alone contain full details relating to HSBC Holdings plc ("HSBC") and the HSBC ordinary shares to be issued, credited as fully paid, in connection with the acquisition of Household International, Inc. ("Household") by way of merger with a wholly owned subsidiary of HSBC.

     The Directors of HSBC are satisfied that these Summary Particulars contain a fair summary of the key information set out in the Listing Particulars.

     Unless otherwise defined herein, terms defined in the Proxy
Statement/Prospectus to which these Summary Particulars are appended shall apply herein.

     These Summary Particulars have been authorised for issue by the UK Listing Authority without approval of their contents.

2 INFORMATION RELATING TO HSBC

     2.1 The founding member of the HSBC group, The Hongkong and Shanghai Banking Corporation, was established in Hong Kong and Shanghai in 1865. The bank expanded rapidly, with an emphasis on building up representation in China and the Asia-Pacific region, while also establishing a presence in the major financial and trading centres in Europe and America.

     2.2 HSBC is the holding company of one of the largest banking and financial services organisations in the world, with a market capitalisation of US$104.9 billion as at 31 December 2002. As at 30 June 2002, HSBC had total assets of US$746.3 billion and shareholders' funds of US$51.2 billion. For the year ended 31 December 2001, HSBC's operating profit was US$8.0 billion on operating income of US$25.9 billion. The HSBC group is a strongly capitalised banking group with a total capital ratio of 13.5 per cent and a tier 1 capital ratio of 9.7 per cent as at 30 June 2002.

     2.3 Headquartered in London, United Kingdom, the HSBC group operates through long-established businesses in Europe; Hong Kong SAR; the rest of Asia-Pacific, including the Middle East and Africa; North America; and Latin America. Within each of these geographical regions, the principal businesses operate essentially as domestic banks and typically have a large retail deposit base, together with strong liquidity and capital ratios, and provide services to personal, commercial and large corporate and institutional customers. By using the HSBC group's highly efficient technological links, businesses are able to access the HSBC group's wide range of products and services and adapt them to local customer needs. In addition, in certain key locations -- London, Hong Kong SAR, New York, Geneva, Paris and Dusseldorf -- the HSBC group has significant investment and private banking operations which, together with its commercial banks, enable the HSBC group to service the full range of requirements of its high net worth personal and large corporate and institutional customers.

     2.4 Through its international network of over 8,000 offices in 80 countries and territories, the HSBC group provides a comprehensive range of financial services: personal financial services; commercial banking; corporate, investment banking and markets; private banking; and other activities. As part of its strategy, the HSBC group created an international brand in 1998, using HSBC and its hexagon symbol in most of its areas of operation.

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     2.5 HSBC's largest and best-known subsidiaries and their primary areas of operation are:

    -    The Hongkong and Shanghai Banking            Hong Kong SAR, with an extensive network
         Corporation Limited                          throughout Asia-Pacific
    -    Hang Seng Bank Limited                       Hong Kong SAR
    -    HSBC Bank plc                                United Kingdom
    -    CCF S.A., previously known as Credit         France
         Commercial de France S.A.
    -    HSBC Bank USA                                New York State in the United States
    -    HSBC Bank Brasil S.A.-Banco Multiplo         Brazil
    -    HSBC Private Banking Holdings (Suisse)       Switzerland, Luxembourg, Guernsey and
         S.A.                                         Monaco (through various subsidiaries)

3 CURRENT TRADING AND PROSPECTS

     The benefits derived from the breadth and capital generating strength of the HSBC group's core domestic franchises continue to support resilient operating performance, including into the current year to date.

     In retail markets, continuing weak demand for equity products has been more than offset by strong growth in personal lending and mortgage banking as consumers in some markets respond to sustained low interest rates. Deposit flows remain strong and sales of insurance protection products and capital protected investment products continue to grow.

     Lending to the corporate sector remains subdued and as a consequence of successive interest rate reductions over the past 24 months, treasury income is declining as maturing investments are redeployed in lower yielding assets.

     Mitigating the impact of lower interest rates on the deployment of the HSBC group's liquid resources, the continuing low interest rate environment is favourable in maintaining bad debt charges within recent experience.

     The HSBC group remains cautious about the economic outlook for the remainder of the current year, with political factors and external events weighing heavily on economic forecasting. This having been said, the HSBC group remains strong in capital and earning power and is well positioned to seek growth opportunities globally with few geographic or product constraints.

4 RECENT DEVELOPMENTS

     Since the announcement on 5 August 2002 of HSBC's interim results for the six month period ended 30 June 2002, there have been a number of developments across the HSBC group. On 8 October 2002, HSBC announced that it had reached an agreement to invest US$600 million in Ping An Insurance Company of China, Limited ("Ping An"). This investment has now been made and HSBC has acquired an interest of 10 per cent of the issued share capital of Ping An. With the establishment of this strategic partnership, HSBC looks forward to working with Ping An to take advantage of opportunities available in China's rapidly growing insurance and wealth management industries.

     HSBC's most recent significant acquisition was completed on 25 November 2002 when it acquired Grupo Financiero Bital S.A. de C.V. ("GF Bital") in Mexico by way of a cash tender offer. It received 99.59 per cent acceptance of the offer, which resulted in HSBC paying a total consideration of approximately US$1.135 billion. All the necessary regulatory approvals needed for the transaction were received and HSBC has begun the process of integrating GF Bital into the HSBC group.

     In addition, in September 2002 HSBC announced three new non-executive director appointments when Stewart Newton, Carole Taylor and Sir Brian Williamson agreed to join the board of HSBC.

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5 INFORMATION RELATING TO HOUSEHOLD

     5.1 Household was created in 1981 as a result of a shareholder-approved restructuring of Household Finance Corporation, which was established in 1878. Household is principally a non-operating holding company. Household's subsidiaries primarily provide middle-market consumers with several types of loan products in the United States, Canada and the United Kingdom. Household, through its subsidiaries (including Beneficial Corporation, which was acquired in 1998) offers real estate secured loans, auto finance loans, MasterCard and Visa credit cards, private label credit cards, tax refund anticipation loans, retail instalment sales financing loans and other types of unsecured loans, as well as credit and speciality insurance products. As at 30 September 2002, Household had approximately 32,000 employees and over 50 million active consumer accounts. Household's principal executive office is located at 2700 Sanders Road, Prospect Heights, Illinois 60070, USA.

     5.2 Based on Household's earnings release on 15 January 2003, as at 31 December 2002, Household had US$107.5 billion in managed receivables and US$82.6 billion in owned receivables. For the year ended 31 December 2002, Household's income before income taxes was US$2.3 billion on net revenues of US$10.8 billion.

     5.3 Household is one of the largest independent consumer finance companies in the United States. It is also the United States' second largest third-party issuer of private label credit cards, the eighth largest issuer of MasterCard and Visa credit cards and the fourth largest provider of credit insurance.

     5.4 Household is listed on the New York Stock Exchange.

6 THE PROPOSED ACQUISITION OF HOUSEHOLD BY WAY OF MERGER

     6.1 On 14 November 2002 the boards of HSBC and Household announced that they had reached agreement for HSBC to acquire Household by way of merger with a wholly owned subsidiary of HSBC. The board of HSBC, which has been advised by Morgan Stanley & Co. Limited, Rohatyn Associates LLC and HSBC Bank plc, considers the financial terms of the acquisition to be fair and reasonable to HSBC. In giving their advice, Morgan Stanley & Co. Limited, Rohatyn Associates LLC and HSBC Bank plc have relied upon the HSBC board's commercial assessment of the acquisition. The HSBC board considers the acquisition to be in the best interests of HSBC shareholders taken as a whole and has unanimously recommended that HSBC shareholders vote in favour of the resolution to be proposed at an extraordinary general meeting to approve the acquisition. The board of Household has unanimously approved the acquisition and has unanimously determined to recommend that Household stockholders vote in favour of the resolutions to be proposed at a special meeting of Household stockholders.

     6.2 The acquisition is to be effected by a statutory merger under Delaware law. Under the terms of the merger agreement, Household will be merged with and into H2 Acquisition Corporation ("H2"), a wholly owned subsidiary of HSBC. Following the merger, H2 will continue to be a wholly owned subsidiary of HSBC but will be renamed "Household International, Inc.".

     6.3 Based on the closing mid-market price of an HSBC ordinary share of
681.5 pence as derived from the Daily Official List of the London Stock Exchange on 21 February 2003 (being the latest practicable date prior to the publication of the Listing Particulars) and assuming 1,281,972,179 HSBC ordinary shares will be issued (not including any shares of Household common stock that may be issued on the exercise of options or rights other than those which would lapse if not exercised on or before the Effective Date (as defined in the merger agreement)), the aggregate consideration to be paid by HSBC pursuant to the acquisition is approximately US$13,860 million (approximately L8,737 million after applying an exchange rate of US$1: L0.6304, being the noon buying rate prevailing on 21 February 2003). In addition, pursuant to the merger agreement, the outstanding Household non-voting preferred stock will be converted into the right to receive from HSBC cash in an aggregate amount of approximately US$1,121 million (approximately L706.6 million), assuming the Effective Date to be 1 April 2003.

     6.4 Under the terms of the merger agreement, holders of Household common stock will be entitled to receive, at their election, either 2.675 HSBC ordinary shares or 0.535 HSBC ADSs (each representing five
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HSBC ordinary shares) for each share of Household common stock (the "Exchange
Ratio"). The Household voting preferred stock will be designated for redemption by Household pursuant to their respective terms immediately prior to the Effective Date. It is estimated that Household will apply an aggregate amount of approximately US$114.8 million (together with approximately US$2.2 million in respect of accrued and unpaid dividends up to but excluding the Effective Date, assuming the Effective Date is 1 April 2003) in redeeming the Household voting preferred stock. The Household non-voting preferred stock will be converted in the acquisition into the right to receive from HSBC cash in an aggregate amount of US$1,100 million (together with approximately US$20.9 million in respect of accrued and unpaid dividends up to but excluding the Effective Date, assuming the Effective Date is 1 April 2003). The consideration was arrived at after arm's length negotiations between the parties and the Directors of HSBC consider it to be fair and reasonable.

     6.5 The merger agreement anticipated that the holders of Household common stock would be entitled to receive the HSBC second interim dividend in respect of 2002 which is expected to be paid in May 2003 to those HSBC shareholders on the HSBC register of members as at 21 March 2003. As the acquisition will not have been completed before the record date for this dividend it is expected that, as provided for in the merger agreement, Household will instead declare a cash dividend for holders of Household common stock on the register of members immediately prior to the Effective Time (as defined in the merger agreement) in respect of each share of Household common stock equal to 2.675 times the HSBC second interim dividend per HSBC ordinary share. Such dividend will be paid on 6 May 2003 (the date on which the HSBC second interim dividend will be paid) or if the acquisition is completed after 6 May 2003, promptly after the Effective Date. The HSBC second interim dividend will be announced at the same time as HSBC publishes its audited accounts for the financial year ended 31 December 2002, which is expected to be on 3 March 2003.

     6.6 Options over shares of Household common stock outstanding on the Effective Date will be converted into options over HSBC ordinary shares, adjusted to reflect the Exchange Ratio. Other rights to receive shares of Household common stock outstanding on the Effective Date will be converted into rights to receive HSBC ordinary shares, adjusted to reflect the Exchange Ratio. Pursuant to their terms, the outstanding Household 8.875 per cent Adjustable Conversion-Rate Equity Security Units will remain outstanding following completion of the acquisition, with the purchase contracts that form a portion of such units becoming contracts to purchase HSBC ordinary shares in lieu of shares of Household common stock, adjusted to reflect the Exchange Ratio. Pursuant to their terms, the rights to acquire shares of Household common stock under the Household zero-coupon convertible debt securities will be converted, as a consequence of the acquisition, into rights to acquire HSBC ordinary shares, adjusted to reflect the Exchange Ratio.

     6.7 The acquisition is subject to a number of conditions including its approval by the HSBC shareholders and Household stockholders in their respective meetings and a number of regulatory and other consents and approvals in the USA, UK, Canada and other relevant jurisdictions. Application has been made to the relevant governmental and regulatory authorities for the necessary consents and clearances.

     6.8 Household has agreed to pay HSBC a termination fee of US$550 million under certain circumstances if the acquisition is not completed.

     6.9 The acquisition is expected to be completed at the end of the first quarter of 2003.

     6.10 HSBC has appointed Computershare Investor Services LLC as exchange agent for the purpose of exchanging certificates formerly representing shares of Household common stock and Household non-voting preferred stock for HSBC ordinary shares or HSBC ADSs or cash, as the case may be. The exchange agent will send to each holder of record as at the Effective Time of Household common stock or Household non-voting preferred stock a letter of transmittal for use in effecting delivery of certificates representing such stock to the exchange agent. The letter of transmittal will require each holder of Household common stock to make an election to receive either HSBC ordinary shares or HSBC ADSs. If a holder of Household common stock does not make an election, the exchange agent will return the letter of transmittal to the holder for completion. If a holder of Household common stock elects to receive HSBC ordinary shares, the holder will receive the HSBC ordinary shares in certificated form unless the holder elects in the letter of transmittal to receive them in uncertificated form through CREST.

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     6.11 On surrendering a certificate representing Household common stock for cancellation to the exchange agent together with a duly executed letter of transmittal, the holder will be entitled to receive in exchange:

          6.11.1 the whole number of HSBC ordinary shares or HSBC ADSs that the holder of Household common stock has the right to receive pursuant to the merger agreement;

          6.11.2 an amount of cash in lieu of fractional HSBC ordinary shares or HSBC ADSs; and

          6.11.3 any dividends or other distributions on the HSBC ordinary shares or HSBC ADSs, as the case may be, that have a record date after the Effective Date and shall have been declared and paid prior to the exchange (in the event that a dividend or other distribution has a record date after the Effective Date and has been declared but not yet paid prior to the exchange, the holder will be entitled to be paid such dividend or other distribution at the same time as all other holders of HSBC ordinary shares and/or HSBC ADSs).

     6.12 On surrendering a certificate representing Household non-voting preferred stock for cancellation to the exchange agent together with a duly executed letter of transmittal, the holder will be entitled to receive in exchange:

          6.12.1 cash in the amount of US$25 per depositary share; and

          6.12.2 all accumulated and unpaid dividends up to but excluding the Effective Date, without interest.

     6.13 With respect to both Household common stock and Household non-voting preferred stock, taxes will be withheld as required.

     6.14 Household certificates that are surrendered will be cancelled. No holder of unsurrendered certificates will receive any dividends or other distributions in respect of HSBC ordinary shares or HSBC ADSs to which the holder is entitled under the merger agreement, or be entitled to vote such HSBC ordinary shares, until the Household certificate registered to the holder is surrendered to the exchange agent. No interest will be paid or accrued on any amount payable on surrender of certificates.

7 EXTRAORDINARY GENERAL MEETING

     7.1 In view of the size of the transaction, it will be necessary to obtain HSBC ordinary shareholders' approval of the acquisition. For this purpose, the board of HSBC has convened an extraordinary general meeting for 11.00 a.m. on 28 March 2003. At the extraordinary general meeting, an ordinary resolution will be proposed:

          (a) to approve the acquisition (including the arrangements to be put in place in relation to outstanding options over, and rights to receive, Household common stock) and to authorise the board of HSBC (or any duly authorised committee thereof) to take the necessary steps to implement it, subject to such non-material modifications as the Directors of HSBC think fit; and

          (b) to authorise the Directors of HSBC for the purposes of section 80 of the Companies Act 1985 to allot in connection with the acquisition additional relevant securities (as defined in that section) up to an aggregate nominal amount of US$702,863,189. This amount is equal to the nominal amount of the approximate maximum number of new HSBC ordinary shares which may be issued as a consequence of the acquisition.

     7.2 This authority is in addition to the existing authority granted to the board of HSBC at the annual general meeting of HSBC held on 31 May 2002, which will remain in full force and effect until its expiry at the annual general meeting of HSBC to be held in 2003, when a new resolution will be proposed, in the usual way, granting authority to the board of HSBC to allot shares.

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8 ACCOUNTING TREATMENT

     HSBC intends to account for the acquisition using acquisition accounting under UK GAAP. Under this method of accounting, the assets and liabilities of Household will be recorded at their respective fair values as at the completion date of the acquisition and added to those of HSBC. Financial statements and results of operations of HSBC reported after completion of the acquisition will reflect these values, but prior financial statements of HSBC will not be restated to reflect the historical financial position or results of operations of Household.

9 SIGNIFICANT CHANGES

     9.1 Save as disclosed in paragraphs 3 ("Current Trading and Prospects") and 4 ("Recent Developments") above, there has been no significant change in the financial or trading position of the HSBC group since 30 June 2002, being the date to which HSBC's last interim financial statements have been prepared.

     9.2 There has been no significant change in the financial or trading position of the Household group since 31 December 2002, being the date to which Household's most recent earnings release statement has been published.

10 LITIGATION

     10.1 No member of the HSBC group is or has been involved in any legal or arbitration proceedings which may have, or have had during the twelve months prior to the date of this document, a significant effect on the financial position of the HSBC group, nor is HSBC aware that any such proceedings are pending or threatened.

     10.2 Save as disclosed below, no member of the Household group is or has been involved in any legal or arbitration proceedings which may have, or have had during the twelve months prior to the date of this document, a significant effect on the financial position of the Household group, nor is Household aware that any such proceedings are pending or threatened:

          10.2.1 Several lawsuits have been filed alleging violations of law with respect to the acquisition. These lawsuits are described below. The lawsuits are in their preliminary stages; Household believes that the claims against it lack merit and intends to defend the lawsuits vigorously.

          Two of the lawsuits are pending in the Circuit Court of Cook County, Illinois, Chancery Division. One, McLaughlin v. Aldinger et al., No. 02 CH 20683 (filed on 15 November 2002), asserts claims on behalf of a purported class of holders of Household common stock against Household and certain of its officers and directors for breach of fiduciary duty in connection with the acquisition on the grounds that the defendants allegedly failed to take appropriate steps to maximise the value of a merger transaction for holders of Household common stock. The McLaughlin complaint contends that plaintiffs will suffer irreparable harm unless the acquisition is prohibited, but seeks only unspecified damages. The other, Pace v. Aldinger et al., No. 02 CH 19270 (filed on 24 October 2002 and amended on 15 November 2002), is both a derivative lawsuit on behalf of Household and a purported class action on behalf of holders of Household common stock. This lawsuit was filed prior to the announcement of the acquisition and originally asserted claims relating to Household's pre-acquisition accounting practices. It has since been amended to allege that Household and certain of its officers and directors breached their fiduciary duties in connection with the acquisition. The complaint seeks to prohibit the acquisition as well as unspecified damages (including punitive damages) allegedly stemming from both the acquisition and pre-acquisition activity.

          A third lawsuit relating to the acquisition, Williamson v. Aldinger et al., No. 03 C00331 (filed on 15 January 2003), is pending in the United States District Court for the Northern District of Illinois. This derivative lawsuit on behalf of Household claims that certain of Household's officers and directors breached their fiduciary duties and committed corporate waste by agreeing to the acquisition and allegedly failing to take appropriate steps to maximise the value of a merger transaction. The complaint seeks to prohibit the acquisition as well as unspecified damages (including punitive damages).
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          10.2.2 The Multi-State Settlement Agreement

          On 11 October 2002, Household reached a preliminary agreement with a multi-state working group of US state attorneys general and regulatory agencies to effect a US nationwide resolution of alleged violations of US federal and/or state consumer protection, consumer financing and banking laws and regulations with respect to secured real estate lending from Household's retail branch consumer lending operations. This preliminary agreement, and related consent decrees entered into with each of the 50 US states and the District of Columbia, are referred to collectively as the "Multi-State Settlement Agreement". The Multi-State Settlement Agreement requires Household to establish a settlement fund and to pay certain expenses of investigation and administration. Household will also provide greater disclosures and alternatives for customers in connection with "non-prime" mortgage lending originated by its retail branch network. No fines, penalties or punitive damages are being assessed by the US states pursuant to the Multi-State Settlement Agreement. In addition, Household will unilaterally amend all branch originated real estate secured loans to provide that no pre-payment penalty is payable later than 24 months after origination. As described in more detail below, the Multi-State Settlement Agreement became effective as at 16 December 2002.

          Under the terms of the Multi-State Settlement Agreement, Household will establish a fund of US$484 million to be divided among all participating states (including the District of Columbia), with each state receiving a proportionate share of the funds based upon the volume of the retail branch originated real estate secured loans made by Household in that state during the period between 1 January 1999 and 30 September 2002. Household agreed to deposit these monies into the fund in three equal instalments. Household made the first two deposits on 15 January and 14 February 2003. It will make the remaining deposit on 17 March 2003.

          Household has also paid US$10.2 million to the states as reimbursement for the expenses of their investigation and will pay US$9.8 million of the fees and expenses of an independent administrator. At its expense, Household will also retain an independent monitor to report on Household's compliance with the Multi-State Settlement Agreement over the next five years.

          Each borrower that receives a payment under the Multi-State Settlement Agreement will be required to release all civil claims against Household relating to its consumer lending practices. Each state has agreed that the settlement resolves all current civil investigations and proceedings by participating attorneys general and state lending regulators relating to the lending practices at issue.

          Household recorded a pre-tax charge in the third quarter of the financial year 2002 of US$525 million reflecting the costs of the Multi-State Settlement Agreement and related matters.

          The Multi-State Settlement Agreement first became effective as at 16 December 2002 with the filing of related consent decrees in 41 states and the District of Columbia. Consent decrees or similar documentation have now been entered into with all 50 states and the District of Columbia.

          Household has also been named in purported class actions by individuals and consumer groups in the United States (such as the AARP and the Association of Community Organisations for Reform Now) claiming that Household's loan products or its lending policies and practices are unfair or misleading to consumers. Before any claim can proceed on behalf of the purported class, judicial certification of the class is required. To date, none of the class claims has been certified. Although the Multi-State Settlement Agreement does not cause the immediate dismissal of these purported class actions Household believes it substantially reduces the risk to it of any material liability that may result since every consumer who receives payments as a result of the Multi-State Settlement Agreement must release Household from any liability for such claims. Household intends to seek resolution of these related legal actions provided it is financially prudent to do so. Otherwise, Household intends to vigorously dispute the allegations. Regardless of the approach taken by Household with respect to these purported class actions, and based on a review of the allegations set out in the complaints and of their status, Household believes that any liability that may result will not have a material financial impact on Household.

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          10.2.3 As reported in Household's annual report on Form 10-K/A for the year ended 31 December 2001, which was filed with the SEC on 27 August
     2002, Household restated its previously reported consolidated financial statements. The restatement relates to certain MasterCard and Visa co-branding and affinity credit card relationships and a third party marketing agreement, which were entered into between 1992 and 1999. All were part of Household's credit card services segment. In consultation with Household's prior auditors, Arthur Andersen LLP, Household treated payments made in connection with these agreements as pre-paid assets and amortised them in accordance with the underlying economics of the agreements. Household's current auditors, KPMG LLP, advised Household that, in their view, these payments should have either been charged against earnings at the time they were made or amortised over a shorter period of time. There was no significant change as a result of these adjustments on the prior periods net earnings trends previously reported. The restatement resulted in a US$359.9 million, after-tax, retroactive reduction to retained earnings at 31 December 2001. As a result of the restatement, Household and its directors, certain officers and former auditors have been involved in various legal proceedings, some of which purport to be class actions, alleging violations of US federal securities law. These actions, which were filed between August and October 2002, seek to recover damages in respect of allegedly false and misleading statements about Household's stock. To date, none of the class claims has been certified. These legal actions have been consolidated into a single action (with the Lawrence E. Jaffe Pension Plan as the lead plaintiff); a consolidated and amended complaint is to be filed by 7 March 2003. Since the complaint has not yet been filed, it is not possible to state what damages are sought. Household believes that it has not, and its officers and directors have not, committed any wrongdoing and in each instance there will be no finding of improper activities that may result in a material liability to Household or any of its officers or directors.

     10.3 Household is subject to ongoing regulation by the SEC, the OCC and various other US (federal and state) and foreign regulatory agencies, which agencies have broad oversight, supervisory and enforcement powers. Within the scope of these powers, requests have been made, to which Household has responded, for factual materials surrounding the matters covered under paragraphs 10.2.2 and 10.2.3 above. Household believes that it has not, and its officers and directors have not, committed any wrongdoing and there will be no finding of improper activities that may result in a material liability to Household or any of its officers or directors.

11 MATERIAL CONTRACTS

     11.1 Other than the following contracts, there are no contracts (not being contracts entered into in the ordinary course of business) which: (a) are or may be material and which have been entered into by any member of the HSBC group during the two years immediately preceding the date of this document; or (b) contain any provision under which any member of the HSBC group has any obligation or entitlement which is material to the HSBC group as at the date of this document:

          11.1.1 the merger agreement; and

          11.1.2 an agreement dated 20 August 2002 between HSBC (1), GF Bital
     (2), Banco Internacional, S.A. (3), Banco Internacional, S.A. (as trustee)
     (4), and certain trust beneficiaries (5), pursuant to which HSBC agreed by way of a cash tender offer to acquire all the outstanding shares in GF Bital. At the close of the tender offer on 22 November 2002, HSBC had acquired 99.59 per cent of the total capital stock of GF Bital for a total cash consideration of approximately US$1.135 billion. The trustee and the trust beneficiaries have given limited representations and warranties to HSBC under the agreement which survive for a period of two years after completion of the acquisition. The maximum liability for a breach of any such representation or warranty is limited to the gross proceeds received by such person under the terms of the tender offer.

     11.2 Other than those contracts referred to in paragraphs 10.2.2 and 11.1.1 above, there are no contracts (not being contracts entered into in the ordinary course of business) which: (a) are or may be material and which have been entered into by any member of the Household group during the two years immediately preceding the date of this document; or (b) contain any provision under which any member of the Household

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group has any obligation or entitlement which is material to the Household group as at the date of this document.

12 DIRECTORS, PROPOSED DIRECTOR AND REGISTERED OFFICE

     The Directors of HSBC and their functions are as follows:

    Sir John Bond                                (Group Chairman, Executive Director)
    The Baroness Dunn, DBE                       (Deputy Chairman and senior Non-executive
                                                 Director)
    Sir Brian Moffat, OBE                        (Deputy Chairman and senior independent
                                                 Non-executive Director)
    Sir Keith Whitson                            (Group Chief Executive, Executive Director)
    The Lord Butler, GCB, CVO                    (Non-executive Director)
    R.K.F. Ch'ien, CBE                           (Non-executive Director)
    C.F.W. de Croisset                           (Executive Director)
    W.R.P. Dalton                                (Executive Director)
    D.G. Eldon                                   (Executive Director)
    D.J. Flint                                   (Group Finance Director, Executive
                                                 Director)
    W.K.L. Fung, OBE                             (Non-executive Director)
    S.K. Green                                   (Executive Director)
    S. Hintze                                    (Non-executive Director)
    A.W. Jebson                                  (Executive Director)
    Sir John Kemp-Welch                          (Non-executive Director)
    The Lord Marshall                            (Non-executive Director)
    Sir Mark Moody-Stuart, KCMG                  (Non-executive Director)
    S.W. Newton                                  (Non-executive Director)
    H. Sohmen, OBE                               (Non-executive Director)
    C.S. Taylor                                  (Non-executive Director)
    Sir Brian Williamson, CBE                    (Non-executive Director)

     The registered office and principal place of business of HSBC is at 8 Canada Square, London E14 5HQ, United Kingdom.

     Assuming the acquisition is completed, William F. Aldinger, III, who is currently Chairman and Chief Executive Officer of Household, will become a member of the board of HSBC.

     Following completion of the acquisition, Mr Aldinger will serve as Chairman and Chief Executive Officer of Household until 1 January 2004 and thereafter as Chairman and Chief Executive Officer of Household and HSBC North America, Inc.

13 PROPOSED DIRECTOR'S NEW EMPLOYMENT AGREEMENT

     13.1 Mr Aldinger has entered into a new employment agreement with Household for a term of three years which will commence on the Effective Date.

     13.2 During the term of the agreement, Mr Aldinger will be paid an annual base salary equal to his annual base salary as at the date of the merger agreement (US$1 million), and an annual bonus in an amount at least equal to the annual average of Mr Aldinger's bonuses earned with respect to the three-year period ended 2001 (pro rated for any partial year) (US$4 million). Pursuant to the terms of Mr Aldinger's new employment agreement, a termination of employment is generally effective immediately upon receipt of notice by either party, except that a termination due to Mr Aldinger's disability requires 30 days advance notice following his absence from employment on a full-time basis for 180 consecutive business days.

     13.3 Within 30 days of the Effective Date, subject to the approval of the trustee of the HSBC Holdings Restricted Share Plan 2000, Mr Aldinger will receive a one-time special retention grant of HSBC ordinary shares with a value equal to US$10 million (the "Special Restricted Shares"), based on the closing mid-market price of HSBC ordinary shares on the date of grant. The Special Restricted Shares will vest in three equal instalments on each of the first three anniversaries of the Effective Date, as long as Mr Aldinger remains employed on each applicable vesting date, subject to accelerated vesting upon a termination of employment by Household without "cause", by Mr Aldinger for "good reason" or due to his death or disability. After each of the first and second anniversaries of the Effective Date, subject to the approval of the trustee of the HSBC Holdings Restricted Share Plan 2000, Mr Aldinger will receive an additional grant of HSBC ordinary shares with a value equal to at least US$5.5 million ("Additional Restricted Shares"), based on the closing mid-market price of HSBC ordinary shares on the applicable date of grant. The Additional Restricted Shares will generally be subject to the same terms and conditions as the Special Restricted Shares. To the extent all or a portion of any of the above grants of Restricted Shares cannot be made under the HSBC Holdings Restricted Share Plan 2000, Mr Aldinger will receive a cash bonus equal to the amount of the grant of Restricted Shares that he was not able to receive, subject to the same general terms and conditions as such grant.

     13.4 During the term, except with respect to benefits under qualified and non-qualified excess and supplemental defined benefit retirement plans, Mr Aldinger will receive employee benefits and benefits in kind that are no less favourable than those provided to him immediately prior to the date of the merger agreement. In respect of the financial year ended 31 December 2002, Mr Aldinger's participation in Household's qualified and non-qualified defined contribution plans entitled him to a company matching contribution and he received taxable benefits in kind for financial planning services, a car allowance, excess liability and life insurance premium payments and personal travel expenses, which contributions and taxable benefits in kind equal approximately US$518,000 in the aggregate.

     13.5 As at the Effective Date, Mr Aldinger's benefits under Household's qualified and non-qualified excess and supplemental defined benefit retirement plans will be frozen, and Mr Aldinger will be entitled to receive the retirement benefits provided under his existing employment agreement. The pension benefits for Mr Aldinger are provided on a defined benefit basis under the Household qualified and non-qualified pension plans and a supplemental executive retirement plan adopted in 1997 for Mr Aldinger (the "SERP"). The annual pension benefit under these arrangements generally equals a percentage of his Final Average Salary (as defined below) not in excess of Covered Compensation (as defined below), plus a percentage of his Final Average Salary that exceeds Covered Compensation. "Final Average Salary" equals the average of salary plus bonus for the 48 successive highest paid months out of the employee's last ten years of service. "Covered Compensation" is the average of the US Social Security taxable wage base over the 35-year period ending in the year of retirement or earlier termination of employment. The SERP provides Mr Aldinger with a benefit based on the pension plan formula but with twenty years of benefit service added and with an offset for benefits payable under not only the Household qualified and non-qualified plans but also for the pension benefits payable to Mr Aldinger under the defined benefit pension plans of Wells Fargo and Citibank.

     13.6 Mr Aldinger's new agreement provides that if his employment is terminated during the term by him for "good reason", or by Household for reasons other than "cause" or disability, he will be entitled to:

          13.6.1 a pro rata target annual bonus for the financial year of the date of termination;

          13.6.2 a payment equal to his annual base salary plus the average of his annual bonuses with respect to the three-year period ended 2001, times the number of full and partial months from the date of termination until the third anniversary of the Effective Date, divided by twelve;

          13.6.3 the immediate vesting and exercisability of each Household stock option, restricted stock award and other equity-based award or performance award (or cash equivalent) that is outstanding as at the date of termination and treatment as retirement eligible for purposes of exercising any such award;

          13.6.4 for the remainder of his life and that of his current spouse, continued medical and dental benefits at Household's cost; and

          13.6.5 his retirement benefits in a lump sum (as described in paragraph 13.5 above).

     13.7 If any payments or benefits that Mr Aldinger receives are subject to the excise tax imposed under Section 4999 of the US Internal Revenue Code of 1986 (as amended), his agreement provides for an additional payment to restore him to the after-tax position that he would have been in had the excise tax not been imposed.

     13.8 The new employment agreement also provides that, during his employment with Household, and for a period of one year after the termination of his employment for any reason, other than a termination of employment by Household without "cause" or a resignation by Mr Aldinger for "good reason", Mr Aldinger may not become associated with certain competitive entities that are actively engaged in the consumer lending business (including mortgage and credit card lending) and may not solicit the business of any entity that was a significant commercial customer or client of Household and its subsidiaries during the six-month period prior to his termination date. The new employment agreement also contains a confidentiality provision and a non-solicitation of Household employees restriction following certain terminations of employment.

     13.9 Upon the Effective Date, Mr Aldinger's new employment agreement will supersede his existing employment agreement with Household, which will be deemed to have been terminated due to a "qualifying termination", entitling him to the cash payments and other benefits under that agreement as follows:

          13.9.1 a pro rata annual bonus to the date of termination, based on the highest of the annual bonuses payable to Mr Aldinger during the three years preceding the year in which the termination occurs;

          13.9.2 a payment equal to three times the sum of Mr Aldinger's base salary and highest annual bonus; and

          13.9.3 a payment equal to the value of three years of additional employer contributions under Household's tax-qualified and supplemental defined contribution plans.

     Following completion of the Acquisition, Mr. Aldinger will be eligible to receive approximately US$20.3 million in satisfaction of the cash severance obligations described in paragraphs 13.9.1 to 13.9.3 above under his existing employment agreement with Household.

     In addition, upon a qualifying termination following a change of control, Mr Aldinger will be entitled to continued welfare benefit coverage for three years after the date of termination, three years of additional age and service credit under Household's tax-qualified and supplemental defined benefit retirement plans, and outplacement services. If any amounts or benefits received under the employment agreement or otherwise are subject to the excise tax imposed under section 4999 of the US Internal Revenue Code of 1986 (as amended), an additional payment will be made to restore Mr Aldinger to the after-tax position in which he would have been if the excise tax had not been imposed.

14 AVAILABILITY OF LISTING PARTICULARS

     Copies of the Listing Particulars are available on request free of charge in the UK from HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom during normal business hours on any weekday (Saturdays and public holidays excepted) until the Effective Date. Copies of the Listing Particulars may also be obtained free of charge by calling the following Listing Particulars Request Lines until the Effective Date: in the United Kingdom, on freephone 0800 073 3918; in Hong Kong SAR on 2862 8666; and elsewhere on +44 870 703 0137. The Listing Particulars may also be inspected at the document viewing facility at the FSA, 25 North Colonnade, Canary Wharf, London E14 5HS or at the offices of Norton Rose, Kempson House, Camomile Street, London EC3A 7AN, United Kingdom and The Hongkong and Shanghai Banking Corporation Limited, Level 37, 1 Queen's Road Central, Hong Kong SAR during normal business hours on any weekday (Saturdays and public holidays excepted) during the same period.

15 DOCUMENTS FOR INSPECTION

     Copies of the following documents may be inspected at the offices of Norton Rose, Kempson House, Camomile Street, London EC3A 7AN, United Kingdom and The Hongkong and Shanghai Banking Corporation Limited, Level 37, 1 Queen's Road Central, Hong Kong SAR during usual business hours on any weekday (Saturdays and public holidays excepted) until the Effective Date and at the extraordinary general meeting of HSBC:

          (a) the Memorandum and Articles of Association of HSBC;

          (b) the audited consolidated accounts of the HSBC group for each of the two financial years ended 31 December 2001 and 2000 and the interim results for the six month period ended 30 June 2002;

          (c) the audited consolidated accounts of the Household group for each of the two financial years ended 31 December 2001 and 2000, the Forms 10-Q and 10-Q/A filed with the SEC for each of the three month periods ended 31 March 2002, 30 June 2002 and 30 September 2002 and the earnings release statement for the financial year ended 31 December 2002;

          (d) the report from KPMG Audit Plc regarding the reconciliations of the financial information on Household to UK GAAP set out in Part III of the Listing Particulars;

          (e) the report from KPMG Audit Plc on the pro forma financial information set out in Part IV of the Listing Particulars;

          (f) the Proxy Statement/Prospectus;

          (g) the circular to HSBC ordinary shareholders dated 26 February 2003, containing, inter alia, the notice of the extraordinary general meeting of HSBC;

          (h) the letters of consent referred to in paragraph 14 of Part VI of the Listing Particulars;

          (i) the service contracts referred to in paragraph 8 of Part VI of the Listing Particulars;

          (j) the material contracts referred to in paragraph 11 of this document;

          (k) the rules of the HSBC Share Plans (as defined in the Listing Particulars);

          (l) the Listing Particulars; and

          (m) these Summary Particulars.

     It is expected that supplementary listing particulars, containing extracts from HSBC's audited accounts for the financial year ended 31 December 2002, will be published on or around 3 March. Supplementary listing particulars, containing extracts from Household's audited accounts for the financial year ended 31 December 2002, are expected to be published in early March 2003. These supplementary listing particulars, when published, will be available for inspection at the offices of Norton Rose and The Hongkong and Shanghai Banking Corporation Limited, whose addresses are set out in paragraph 14 above, during normal business hours on any weekday (Saturdays and public holidays excepted) until the Effective Date and at the extraordinary general meeting of HSBC. They will also be available for inspection free of charge at the document viewing facility located at the FSA, whose address is set out in paragraph 14 above.

Dated 26 February 2003